

Mail Stop 4561

June 8, 2017

Paul M. Todd
Senior Executive Vice President
 and Chief Financial Officer
Total System Services, Inc.
One TSYS Way
Columbus, GA 31901

> **Re:** **Total System Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-10254**

Dear Mr. Todd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 13.1

Results of Operations

Operating Segments, page 20

1.   Please explain what the amounts labeled as ''Total revenues'' for each of your operating segments are intended to represent. In this regard, these amounts do not appear to be a segment revenue measure and we are unable to locate the disclosure of these amounts elsewhere in your filing.

Non-GAAP Financial Measures, page 28

2.   Your calculation of EBITDA adjusts for nonoperating expenses which are not appropriately deducted from EBITDA, as defined. Please remove this adjustment from your calculation of EBITDA. Alternatively, you may remove the EBITDA subtotal.

Notes to Consolidated Financial Statements

Note 21 Segment Reporting, including Geographic Area Data and Major Customers, page 73

3.   Please remove Adjusted operating income, a non-GAAP measure, from your footnote disclosures. See Item 10(e)(1)(ii) of Regulation S-K.

4.   Please reconcile Adjusted segment operating income to consolidated income before income taxes. See ASC 280-10-50-30.

5.   It would appear, based on your discussion of net revenue by segment in your Operating Segments discussion in the Results of Operations section that "Segment net revenue" is your measure of segment revenue and would therefore represent a GAAP measure. Please confirm and revise your disclosures accordingly. See Question 104.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Therefore, it appears that "Segment revenue before reimbursable items" and "Segment external net revenue" are non-GAAP measures. If true, remove these non-GAAP measures from the footnotes or explain why revision is not required. See Item 10(e)(1)(ii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services